UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-32318

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Devon Energy Corporation Incentive Savings Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Devon Energy Corporation

333 West Sheridan Avenue

Oklahoma City, OK 73102-5010

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

FORM 11-K

Report of Independent Registered Public Accounting Firm

Plan Administrator

Devon Energy Corporation Incentive Savings Plan

We have audited the accompanying statements of net assets available for benefits of Devon Energy Corporation Incentive Savings Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Devon Energy Corporation Incentive Savings Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Oklahoma City, Oklahoma

June 28, 2012

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2011	2010
ASSETS
Investments, at fair value	$579,474,149	$613,531,972
Employer contributions receivable	16,508,031	14,984,484
Notes receivable from participants	10,354,047	10,000,959
Other receivables	3,747,769	861,801

Total assets	610,083,996	639,379,216

LIABILITIES
Other liabilities	820,080	2,826,276

Total liabilities	820,080	2,826,276

Net assets reflecting all investments at fair value	609,263,916	636,552,940

Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by a collective trust	198,924	543,173

NET ASSETS AVAILABLE FOR BENEFITS	$609,462,840	$637,096,113

See accompanying notes to financial statements

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2011
Additions:
Investment loss:
Net depreciation in fair value of investments	$(35,472,709)
Dividends	7,888,808
Interest	77,850

Net investment loss	(27,506,051)

Interest income on notes receivable from participants	478,752

Contributions:
Participant, including rollovers	30,105,648
Employer	32,255,886

Total contributions	62,361,534

Total additions	35,334,235

Deductions:
Distributions to participants	61,202,746
Administrative expenses	1,764,762

Total deductions	62,967,508

Net decrease in net assets available for benefits	(27,633,273)

Net assets available for benefits:
Beginning of year	637,096,113

End of year	$609,462,840

See accompanying notes to financial statements

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan

The following description of the Devon Energy Corporation Incentive Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the plan agreement and respective amendments for a more complete description of the Plan’s provisions.

General

The Plan is a multiple employer defined contribution plan covering substantially all United States employees of each of Devon Energy Corporation (Devon) and Thunder Creek Gas Services, LLC and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Employees are eligible to participate in the Plan as soon as administratively possible following the completion of one hour of service. There is no minimum age requirement for the employees to be eligible.

Fidelity Management Trust Company (the Trustee) is the Trustee of the Plan.

The plan administrator is a committee (Benefits Committee) of employees of Devon appointed by, and serving at the direction of Devon. The Benefits Committee has the sole responsibility for the administration of the Plan, except with respect to duties related to the selection and monitoring of investment options in the Plan. The selection and monitoring of investment options, along with related functions, is the responsibility of a separate committee (Investments Committee) of employees that is also appointed by, and serving at the direction of Devon. Devon’s Board of Directors, or a committee thereof, has the sole responsibility for appointing and removing the Trustee of the Plan. Under the terms of an agreement between the Trustee and the Plan, the Trustee administers the trust for the Plan, including receiving, investing and holding plan assets and paying benefits to participants in accordance with instructions from the plan administrator.

Contributions

As defined in the Plan, participants elect to contribute from 1% to 50% of their compensation to the Plan subject to limitations under the Internal Revenue Code (IRC). Amounts contributed are excluded from the participant’s taxable income for the year of contribution. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (Rollover Contributions). Participant Rollover Contributions were approximately $1,921,000 for the year ended December 31, 2011.

Participants may receive an employer match on their contribution to the Plan in an amount determined annually by Devon. The amount of the matching contribution may vary according to the participant’s years of service and whether the participant is eligible for enhanced contributions. Participants employed subsequent to October 1, 2007 and participants who opted out of a separate defined benefit plan sponsored by Devon are eligible for enhanced contributions. For the year ended December 31, 2011, for all participants with at least five years of service, Devon contributed amounts equal to 100% of each participant’s contributions to the Plan, with the matching contribution being limited to the lesser of 6% of the participant’s compensation, or $14,700. For participants with less than five years of service, Devon’s matching contribution was limited to the lesser of 3% of the participant’s compensation, or $7,350 (except that participants who were employed prior to October 1, 2007 and elected to continue to participate in a separate defined benefit plan were not eligible for enhanced contributions and received the higher matching contribution described in the preceding sentence even if they had less than five years of service).

Participants eligible for enhanced contributions also receive additional, nondiscretionary contributions by Devon calculated as a percentage of their compensation, as defined in the Plan. In 2011, the enhanced contribution percentage ranged from 8% to 16%, depending upon a participant’s years of service.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, Devon’s contribution and allocations of earnings or losses on the investments selected by the participant, and charged with an allocation of administrative

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – CONTINUED

expenses. Allocations are based on participant earnings on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments

Participants direct their account balances to be invested in a number of investment options. Participants may change their investment options on a daily basis. Investment options of the Plan as of December 31, 2011 consist of mutual funds, equity securities, Devon common stock, money market funds, collective trust funds, stable value fund and Brokerage Link. Brokerage Link is a self-directed brokerage account that allows participants to invest in a wide variety of funds.

Vesting

Participants are vested immediately in their contributions, plus actual earnings or losses thereon. For each year of service up to four years, participants become 25% vested in employer contributions to their account and the earnings or losses generated thereon. Participants will become vested upon a change of control of Devon, as defined in the Plan, or if the participant dies, becomes totally disabled or reaches age 65 while employed by Devon or another participating employer.

Notes Receivable from Participants

Participants may borrow from their fund accounts up to 50% of their vested balance, but such loan may not be less than $1,000 or greater than $50,000. Participants may not have more than two loans outstanding at any time. The loans are secured by the balance in the participants’ accounts. The loans bear interest at a fixed rate, which approximates the rate generally charged for consumer loans secured by certificates of deposit or marketable securities. The interest rates ranged from 4.25% to 9.75% at December 31, 2011. The terms of the loans may not exceed five years, except for loans used to purchase a primary residence, in which case the loan term generally will not exceed 15 years. Maturity dates ranged from January 2012 to May 2021 at December 31, 2011. Principal and interest is repaid through biweekly payroll deductions from the participants’ wages.

Payment of Benefits

While still employed, Participants who are age 59 1/2 or older may withdraw all or part of the vested interest in their account at any time. Participants who are still employed also may withdraw their Rollover Contributions regardless of age. In addition, Participants who are still employed and who have taken all other withdrawals and loans available under the Plan may also request a withdrawal in an amount necessary to satisfy an immediate and heavy financial need.

On termination of service due to death, disability or upon retirement, participants (or a beneficiary in the case of death) may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or equal installments (monthly, quarterly, semi-annually or annually) for any period less than the life expectancy of the participant and his or her beneficiary. For termination of service for other reasons, participants may receive the value of the vested interest in their account as a lump-sum distribution. Depending on the value of the participant’s vested interest in his or her account at the time of his or her termination of service, the value of the participant’s vested interest may be automatically paid in a lump-sum distribution, paid in a direct rollover or automatically rolled over to an individual retirement account or annuity established in the participant’s (or beneficiary’s) name.

Forfeited Accounts

Upon termination of employment of participants who are not fully vested in Devon’s contributions, the nonvested portion is forfeited and used to reduce Devon’s future contributions. Employer contributions were reduced by $727,000 in 2011. As of December 31, 2011 and 2010, there were approximately $1,515,000 and $1,098,000, respectively, of forfeitures available to reduce future employer contributions.

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – CONTINUED

2.	Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan in preparing the accompanying financial statements:

Basis of Presentation

The financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Devon’s management and the plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value represents the price that would be received to sell the investment in an orderly transaction between market participants. This price is commonly referred to as the “exit price.” Fair value measurements are classified according to a hierarchy that prioritizes the inputs underlying the valuation techniques. This hierarchy consists of three broad levels:

•

Level 1 – Inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority. When available, Level 1 inputs are used to measure fair value because they generally provide the most reliable evidence of fair value.

•

Level 2 – Inputs consist of quoted prices that are generally observable for the asset. Common examples of Level 2 inputs include quoted prices for similar assets in active markets or quoted prices for identical assets in markets not considered to be active.

•	Level 3 – Inputs are not observable from objective sources and have the lowest priority. The most common Level 3 fair value measurement is an internally developed cash flow model.

Realized gains or losses are calculated based on proceeds from the sale of investments and the fair value of the investments at the beginning of the plan year or at time of purchase if acquired during the current plan year. Unrealized appreciation or depreciation of the investments is calculated based on the fair value of the investments at the end of the plan year and the fair value of the investments at the beginning of the plan year or at time of purchase if acquired during the current plan year. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Payment of Benefits

Benefits are recorded when paid.

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – CONTINUED

Administrative

Trustee, audit and certain other administrative fees for 2011 were paid by Devon on behalf of the Plan.

Recent Accounting Pronouncements Adopted

In May 2011, the FASB issued Accounting Standards Update No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. This update changes certain fair value measurement principles and enhances the disclosure requirements particularly for level 3 fair value measurements. This update is effective for the Plan prospectively for the year ending December 31, 2012. The Plan does not expect the adoption of this update will materially impact its financial statements.

3.	Fair Value Measurements

The following tables provide the Plan’s investments at fair value according to the fair value hierarchy. The Plan had no Level 3 investments as of December 31, 2011 and 2010.

	As of December 31, 2011
		Fair Value Measurements Using:
	Total	Level 1 Inputs	Level 2 Inputs
Mutual funds:
Growth funds	$50,680,396	$50,680,396	$—
Fixed income funds	94,446,068	94,446,068	—
Balanced funds	14,867,287	14,867,287	—
Other funds	12,092,463	12,092,463	—

Total mutual funds	172,086,214	172,086,214	—

Equity Securities:
Employer stock	72,388,968	72,388,968	—
Domestic large cap value	50,406,623	50,406,623	—
Domestic large cap growth	46,579,746	46,579,746	—
Domestic small cap value	32,577,849	32,577,849	—
Domestic small cap growth	23,643,043	23,643,043	—

Total equity securities	225,596,229	225,596,229	—

Money market funds	54,097,012	54,097,012	—

Collective trust funds:
U.S. equity index (1)	61,110,240	—	61,110,240
Stable value (2)	42,927,580	—	42,927,580
International equity index (3)	20,845,608	—	20,845,608
Real estate investment trust (4)	2,811,266	—	2,811,266

Total collective trust funds	127,694,694	—	127,694,694

Total investments	$579,474,149	$451,779,455	$127,694,694

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – CONTINUED

	As of December 31, 2010
		Fair Value Measurements Using:
	Total	Level 1 Inputs	Level 2 Inputs
Mutual funds:
Growth funds	$58,583,003	$58,583,003	$—
Fixed income funds	82,854,976	82,854,976	—
Balanced funds	9,597,936	9,597,936	—
Other funds	9,643,054	9,643,054	—

Total mutual funds	160,678,969	160,678,969	—

Equity Securities:
Employer stock	98,847,937	98,847,937	—
Domestic large cap value	60,582,670	60,582,670	—
Domestic large cap growth	46,488,958	46,488,958	—
Domestic small cap value	35,965,786	35,965,786	—
Domestic small cap growth	25,041,525	25,041,525	—

Total equity securities	266,926,876	266,926,876	—

Money market funds	56,224,721	56,224,721	—

Collective trust funds:
Domestic large cap blend (5)	63,708,372	—	63,708,372
Stable value (2)	33,365,497	—	33,365,497
International value (6)	30,207,963	—	30,207,963
Real estate investment trust (4)	2,419,574	—	2,419,574

Total collective trust funds	129,701,406	—	129,701,406

Total investments	$613,531,972	$483,830,566	$129,701,406

(1)	Investment fund seeks results that correspond generally to the price and yield performance, before fees and expenses, of the Russell 3000 Index. This fund allows for daily redemptions with no unfunded commitments.
(2)	Investment fund seeks preservation of principal and to earn current income while tracking interest rates over the intermediate term by investing in a diversified portfolio of stable value contracts, including wrap contracts issued by insurance companies, banks, and other financial institutions. This fund allows for daily redemptions with no unfunded commitments.
(3)	Investment fund seeks results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI ACWI ex-U.S. IMI Index. This fund allows for daily redemptions with no unfunded commitments.
(4)	Investment fund seeks results through active management that correspond generally to the price and yield performance, after fees and expenses, of the FTSE NAREIT Equity REITS Index. This fund allows for daily redemptions with no unfunded commitments.
(5)	Investment fund sought to provide long-term growth of capital by primarily investing in a diversified portfolio of large and medium-sized US companies and sought to outperform its benchmark, the S&P 500 Index, within defined risk and return parameters. This fund allowed for daily redemptions.
(6)	Investment fund sought to provide long-term growth of capital by investing in the stocks of large companies based outside of the United States. This fund allowed for daily redemptions.

The following methods and assumptions were used to estimate the fair values in the tables above.

Level 1 Fair Value Measurements

Amounts consist of mutual funds, equity securities and money market funds that are actively traded and can be redeemed upon demand. The fair values of these instruments are based upon quoted market prices.

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – CONTINUED

Level 2 Fair Value Measurements

Amounts consist of collective trust funds. These funds can be redeemed upon demand. The fair values are based upon the net asset values provided by investment managers.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although these valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

4.	Stable Value Fund

The SEI Stable Asset Fund (the “Fund”) is a collective trust fund sponsored by SEI Trust Company. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant NAV of $1 per unit. Distribution to the Fund’s unit holders are declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit, but there is no guarantee that the Fund will be able to maintain this value.

Participants may direct the withdrawal or transfer of all or a portion of their investment in the Fund at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

5.	Plan Termination

Although Devon has not expressed any intent to terminate the Plan, it may do so at any time. Benefits owed to participants are not actuarially determined and the aggregate vested benefits are limited to the Plan’s net assets available for plan benefits. In the event of termination, participants will become 100% vested in their accounts.

6.	Plan Investment Assets

Following is a schedule of the Plan’s investments that exceed 5% of the Plan’s net assets at December 31, 2011 and 2010, and the fair value of such investments:

	2011		2010
	Number of shares or units	Fair value	Number of shares or units	Fair value
Vanguard Prime Money Market Fund	37,574,748	$37,574,748	43,732,826	$43,732,826
Pimco Total Return Fund	6,473,534	70,367,314	5,977,552	64,856,442
BlackRock, Inc. US Equity Index	4,881,010	61,110,241	—	—
Artisan International Fund	1,580,116	31,333,701	2,578,393	55,951,134
BlackRock, Inc. Large Cap Blend	—	—	3,648,819	63,708,372
Devon Energy Corporation Common Stock	1,167,564	72,388,968	1,259,049	98,847,937
SEI Stable Asset Fund	42,927,580	42,927,580	33,365,497	33,365,497

During 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Mutual funds	$(4,929,446)
Common collective trusts	(4,458,429)
Equity securities	(26,084,834)

$(35,472,709)

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – CONTINUED

7.	Related Party Transactions

The Trustee and Devon are parties in interest as defined by ERISA. Certain plan investments are shares of mutual funds managed by Fidelity Management & Research Company, which is an affiliate of the Trustee. The Trustee also invests certain Plan assets in the Devon Stock Fund. Such transactions qualify as party-in-interest transactions permitted by the Department of Labor regulations.

8.	Tax Status

The Internal Revenue Service (IRS) has determined and informed Devon by a letter dated April 16, 2010, that the Plan and related trusts are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Prior to April 16, 2010, the Plan operated under a determination letter dated August 1, 2002. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. There are currently routine IRS audits for the tax periods of 2008 and 2009 in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008. The plan administrator has responded to IRS requests for information in a timely manner and the IRS has made no adverse findings regarding the operation of the Plan.

9.	Risk and Uncertainties

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Because of the risks associated with investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

10.	Reconciliation of Financial Statement to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2011 and 2010 to the Form 5500 to be filed by October 15, 2012.

	2011	2010
Net assets available for benefits per the financial statements	$609,462,840	$637,096,113
Adjustment from contract value to fair value for interest in collective trust relating to fully benefit-responsive investment contracts	(198,924)	(543,173)

Net assets available for benefits per Form 5500	$609,263,916	$636,552,940

The following is a reconciliation of investment income per the financial statements to the Form 5500, to be filed by October 15, 2012, for the year ended December 31, 2011:

Net investment loss per financial statements	$(27,506,051)
Interest income on notes receivable from participants	478,752
Adjustment from contract value to fair value for interest in collective trust relating to fully benefit-responsive investment contracts	344,249

Net investment income per Form 5500	$(26,683,050)

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

Identity of issue, borrower, lessor or similar party	Description of investment	Number of shares or units	Current Value
Devon Energy Corporation**	Devon common stock	1,167,564	$72,388,968
Cash equivalent fund:
The Vanguard Group	Vanguard Money Market Fund	37,574,748	37,574,748
Interest-bearing cash	Money-market securities		16,522,264
Mutual Funds and Common Collective Trust:
PIMCO Funds	PIMCO Total Return Fund	6,473,534	70,367,314
PIMCO Funds	PIMCO All Asset All Authority	959,946	9,628,257
Dwight Asset Management	SEI Stable Asset Fund	42,927,580	42,927,580
Artisan Partners Group LP	Artisan International Fund	1,580,116	31,333,701
Aberdeen	Aberdeen Emerging Markets Fund	245,786	3,123,944
Harbor Funds	Harbor International Fund	298,786	15,671,314
Neuberger Berman	Neuberger Berman High Yield Bond Fund	858,593	7,650,062
Blackrock, Inc.	US Equity Index	4,881,010	61,110,241
Blackrock, Inc.	International Equity Index	2,201,226	20,845,608
Invesco	Invesco Equity Real Estate Securities Trust	36,529	2,811,266
Western Asset	Inflation Indexed Plus Bond Portfolio	1,205,864	14,289,491

Equity Investments:
ACCENTURE PLC CL A	Common stock	17,050	907,571
ALLERGAN INC	Common stock	11,300	991,461
ALLIANCE DATA SYSTEMS CORP	Common stock	10,520	1,092,396
AMAZON.COM INC	Common stock	6,800	1,177,080
AMERICAN TOWER CORP CL A (OLD)	Common stock	16,180	970,962
APPLE INC	Common stock	6,780	2,745,900
BAKER HUGHES INC	Common stock	21,570	1,049,165
CARDINAL HEALTH INC	Common stock	28,380	1,152,512
CITRIX SYSTEMS INC	Common stock	14,420	875,582
COACH INC	Common stock	20,800	1,269,632
DISCOVER FIN SVCS	Common stock	50,710	1,217,040
EBAY INC	Common stock	38,060	1,154,360
EXPEDITORS INTL OF WASH INC	Common stock	26,240	1,074,790
GOOGLE INC A	Common stock	3,520	2,273,568
HALLIBURTON CO	Common stock	33,860	1,168,509
HERSHEY CO (THE)	Common stock	16,390	1,012,574
JOHNSON & JOHNSON	Common stock	18,820	1,234,216
JOY GLOBAL INC	Common stock	13,590	1,018,842
ESTEE LAUDER COS INC CL A	Common stock	8,320	934,502
MARATHON OIL CORP	Common stock	46,860	1,371,592
MCDONALDS CORP	Common stock	10,020	1,005,307
MOSAIC CO NEW	Common stock	23,150	1,167,455
NORDSTROM INC	Common stock	25,830	1,284,009
ORACLE CORP	Common stock	63,390	1,625,954
PARKER HANNIFIN CORP	Common stock	11,450	873,063
PHILIP MORRIS INTL INC	Common stock	15,790	1,239,199
PRECISION CASTPARTS CORP	Common stock	7,230	1,191,432
QUALCOMM INC	Common stock	30,780	1,683,666
SM ENERGY CO	Common stock	15,100	1,103,810
SHERWIN WILLIAMS CO	Common stock	14,350	1,281,025
STARBUCKS CORP	Common stock	26,870	1,236,289
STRYKER CORP	Common stock	24,300	1,207,953

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR) – CONTINUED

DECEMBER 31, 2011

Identity of issue, borrower, lessor or similar party	Description of investment	Number of shares or units	Current Value
TJX COMPANIES INC NEW	Common stock	20,480	1,321,984
TERADATA CORP	Common stock	21,970	1,065,765
TRANSDIGM GROUP INC	Common stock	12,880	1,232,358
VMWARE INC CL A	Common stock	11,940	993,289
WHOLE FOODS MARKET INC	Common stock	15,420	1,072,924
WYNN RESORTS LTD	Common stock	10,180	1,124,788
WILLIS GROUP HOLDINGS PLC	Common stock	12,900	500,520
AEROPOSTALE INC	Common stock	10,400	158,600
ALASKA AIR GROUP INC	Common stock	2,200	165,198
ALLIANT ENERGY CORPORATION	Common stock	9,500	419,045
AMEDISYS INC	Common stock	15,800	172,378
AMERIGROUP CORP	Common stock	5,500	324,940
BASIC ENERGY SERVICES INC	Common stock	500	9,850
BERKLEY (WR) CORP	Common stock	15,800	543,362
BLOCK H & R INC	Common stock	33,500	547,055
CMS ENERGY CORP	Common stock	32,900	726,432
CVR ENERGY INC	Common stock	14,700	275,331
CACI INTERNATIONAL INC CL A	Common stock	6,300	352,296
CASEY GENERAL STORES	Common stock	9,000	463,590
CENTERPOINT ENERGY INC	Common stock	16,400	329,476
CLEARWATER PAPER CORP	Common stock	9,000	320,490
COMERICA INC	Common stock	10,800	278,640
ASPEN INSURANCE HLDGS LTD	Common stock	23,900	633,350
AMDOCS LTD	Common stock	16,000	456,480
CROWN HOLDINGS INC	Common stock	18,800	631,304
CUBIC CORP	Common stock	8,400	366,156
CURTISS WRIGHT CORPORATION	Common stock	7,900	279,107
WHITE MOUNTAINS INS GROUP LTD	Common stock	1,400	634,844
DEVRY INC	Common stock	10,100	388,446
DIAMOND FOODS INC	Common stock	9,600	309,792
DIGITALGLOBE INC	Common stock	20,300	347,333
DIGITAL GENERATION INC	Common stock	13,900	165,688
DOMTAR CORP	Common stock	4,200	335,832
PARTNERRE LTD	Common stock	7,800	500,838
RENAISSANCERE HLDGS LTD	Common stock	6,700	498,279
EAST WEST BANCORP INC	Common stock	8,400	165,900
ECHOSTAR CORP CL A	Common stock	14,300	299,442
EMCOR GROUP INC	Common stock	12,400	332,444
ENDO PHARMACEUTICALS HLDGS INC	Common stock	15,000	517,950
FTI CONSULTING INC	Common stock	13,500	572,670
FAIR ISSAC CORP	Common stock	8,400	301,056
FIRST REPUBLIC BANK	Common stock	13,400	410,174
GT ADVANCED TECHNOLOGIES INC	Common stock	36,800	266,432
GAMESTOP CORP CL A	Common stock	19,200	463,296
GLOBAL CASH ACCESS HLDGS INC	Common stock	49,900	222,055
GLOBAL PAYMENTS INC	Common stock	10,000	473,800
HCC INSURANCE HOLDINGS INC	Common stock	19,100	525,250
HAEMONETICS CORP MASS	Common stock	9,300	569,346
HANOVER INSURANCE GROUP INC	Common stock	15,400	538,230
HENRY (JACK) & ASSOCIATES INC	Common stock	4,800	161,328
HOLOGIC INC	Common stock	19,300	337,943
ICONIX BRAND GROUP INC	Common stock	17,400	283,446
IDACORP INC	Common stock	14,600	619,186

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR) – CONTINUED

DECEMBER 31, 2011

Identity of issue, borrower, lessor or similar party	Description of investment	Number of shares or units	Current Value
IMPAX LABORATORIES INC	Common stock	33,600	677,712
KEMET CORP	Common stock	32,600	229,830
KEYCORP	Common stock	36,100	277,609
KIRBY CORP	Common stock	5,600	368,704
KULICKE & SOFFA INDUSTRIES INC	Common stock	31,100	287,675
LAM RESEARCH CORP	Common stock	11,200	414,624
LENDER PROCESSING SVCS INC	Common stock	18,600	280,302
LEXMARK INTERNATIONAL INC CL A	Common stock	13,400	443,138
LIFEPOINT HOSPITALS INC	Common stock	12,800	475,520
MFA FINANCIAL INC	Common stock	89,400	600,768
MARKEL CORP	Common stock	1,200	497,604
MEDICIS PHARMACEUTICAL CL A	Common stock	14,900	495,425
MEDNAX INC	Common stock	7,300	525,673
NETSCOUT SYSTEMS INC	Common stock	9,300	163,680
NEUSTAR INC CL A	Common stock	8,000	273,360
NEUTRAL TANDEM INC	Common stock	18,700	199,903
NEWPARK RESOURCES INC	Common stock	17,600	167,200
OGE ENERGY CORP	Common stock	5,900	334,589
OCWEN FINANCIAL CORP	Common stock	26,500	383,720
OSHKOSH CORP	Common stock	1,100	23,518
PATTERSON-UTI ENERGY INC	Common stock	7,600	151,848
PINNACLE WEST CAPITAL CORP	Common stock	13,700	660,066
POWER-ONE INC	Common stock	68,300	267,053
SXC HEALTH SOLUTIONS CORP	Common stock	2,900	163,792
SANDRIDGE ENERGY INC	Common stock	34,200	279,072
SILICON IMAGE INC	Common stock	51,500	242,050
SIRONA DENTAL SYSTEMS INC	Common stock	6,800	299,472
SUNOCO INC	Common stock	10,200	418,404
TELLABS INC	Common stock	64,600	260,984
TERADYNE INC	Common stock	23,600	321,668
TESSERA TECHNOLOGIES INC	Common stock	28,500	477,375
TOTAL SYS SVCS INC	Common stock	21,400	418,584
URS CORP NEW	Common stock	9,800	344,176
USEC INC	Common stock	77,000	87,780
UNISYS CORP NEW	Common stock	11,200	220,752
UNITED ONLINE INC	Common stock	33,600	182,784
VALASSIS COMMUNICATIONS INC	Common stock	16,700	321,141
VONAGE HOLDINGS CORP	Common stock	116,400	285,180
WASHINGTON POST CO CL B	Common stock	1,000	376,810
WELLCARE HEALTH PLANS INC	Common stock	5,200	273,000
WESTAR ENERGY INC	Common stock	28,800	828,864
WILEY (JOHN) & SONS INC CL A	Common stock	8,600	381,840
INGERSOLL RAND PLC	Common stock	28,200	859,254
ANGLOGOLD ASHANTI LTD SPON ADR	Common stock	56,713	2,407,467
AON CORP	Common stock	34,900	1,633,320
APACHE CORP	Common stock	24,700	2,237,326
BARRICK GOLD CORP	Common stock	37,400	1,692,350
CVS CAREMARK CORP	Common stock	34,000	1,386,520
CA INC	Common stock	128,800	2,603,692
CANADIAN NATL RESOURCES LTD	Common stock	36,800	1,375,216
CISCO SYSTEMS INC	Common stock	83,600	1,511,488
CITIGROUP INC	Common stock	53,250	1,401,008
GENERAL MOTORS CO	Common stock	36,700	743,909

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR) – CONTINUED

DECEMBER 31, 2011

Identity of issue, borrower, lessor or similar party	Description of investment	Number of shares or units	Current Value
GENWORTH FINANCIAL INC A	Common stock	126,500	828,575
GOLDMAN SACHS GROUP INC	Common stock	11,400	1,030,902
HALLIBURTON CO	Common stock	14,800	510,748
HARTFORD FINL SVCS GROUP INC	Common stock	35,200	572,000
HESS CORP	Common stock	11,800	670,240
JPMORGAN CHASE & CO	Common stock	27,200	904,400
LINCOLN NATIONAL CORP	Common stock	31,100	603,962
LOEWS CORP	Common stock	38,300	1,441,995
MERCK & CO INC NEW	Common stock	25,100	946,270
METLIFE INC	Common stock	45,100	1,406,218
MICROSOFT CORP	Common stock	48,050	1,247,378
MOTOROLA SOLUTIONS INC	Common stock	22,342	1,034,211
NRG ENERGY INC	Common stock	27,700	501,924
NOBLE ENERGY INC	Common stock	14,000	1,321,460
OCCIDENTAL PETROLEUM CORP	Common stock	9,060	848,922
PACCAR INC	Common stock	21,750	814,973
PFIZER INC	Common stock	118,400	2,562,176
PHILIP MORRIS INTL INC	Common stock	10,450	820,116
PITNEY-BOWES INC	Common stock	27,650	512,631
RAYTHEON CO	Common stock	23,250	1,124,835
SANOFI SPON ADR	Common stock	64,000	2,338,560
TALISMAN ENERGY INC (CANA)	Common stock	118,800	1,514,700
TEVA PHARMACEUTICAL IND ADR	Common stock	29,200	1,178,512
TIME WARNER INC	Common stock	38,800	1,402,232
UNION PACIFIC CORP	Common stock	10,000	1,059,400
UNUM GROUP	Common stock	64,400	1,356,908
VIACOM INC CL B	Common stock	52,600	2,388,566
WELLS FARGO & CO	Common stock	58,500	1,612,260
ADVISORY BOARD CO	Common stock	9,394	697,129
ANSYS INC	Common stock	10,136	580,590
ARIBA INC	Common stock	14,202	398,792
ARUBA NETWORKS INC	Common stock	17,610	326,137
BANKRATE INC	Common stock	31,544	678,196
BE AEROSPACE INC	Common stock	17,521	678,238
BJ'S RESTAURANTS INC	Common stock	9,621	436,024
BORGWARNER INC	Common stock	4,687	298,749
CARBO CERAMICS INC	Common stock	2,641	325,715
CATALYST HEALTH SOLUTIONS	Common stock	13,152	683,904
CHICAGO BRIDGE & IRON (NY REG)	Common stock	20,488	774,446
CHIPOTLE MEXICAN GRILL INC	Common stock	2,010	678,857
COMPLETE PRODUCTION SERVCS INC	Common stock	8,213	275,628
CONCUR TECHNOLOGIES INC	Common stock	14,030	712,584
CROCS INC	Common stock	14,511	214,327
EQUINIX INC	Common stock	7,278	737,989
EXLSERVICE HOLDINGS INC	Common stock	13,108	293,226
FARO TECHNOLOGIES INC	Common stock	13,060	600,760
GENESEE & WYOMING INC CL A	Common stock	7,082	429,028
GENTEX CORP	Common stock	21,455	634,853
HMS HOLDINGS CORP	Common stock	29,700	949,806
HEICO CORP	Common stock	9,324	545,268
HITTITE MICROWAVE CORP	Common stock	6,646	328,179
HOMEAWAY INC	Common stock	12,816	297,972
HUB GROUP INC CL A	Common stock	7,914	256,651

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR) – CONTINUED

DECEMBER 31, 2011

Identity of issue, borrower, lessor or similar party	Description of investment	Number of shares or units	Current Value
HUNT J B TRANSPORT SERVICES IN	Common stock	16,066	724,095
KANSAS CITY SOUTHERN	Common stock	12,215	830,742
LUFKIN INDUSTRIES INC	Common stock	3,742	251,874
LULULEMON ATHLETICA INC	Common stock	9,023	421,013
NETSUITE INC	Common stock	15,744	638,419
NORTHERN OIL AND GAS INC	Common stock	25,232	605,063
PEGASYSTEMS INC	Common stock	8,256	242,726
POLYPORE INTERNATIONAL INC	Common stock	5,268	231,739
PORTFOLIO RECOVERY ASSOC INC	Common stock	5,210	351,779
QLIK TECHNOLOGIES INC	Common stock	10,559	255,528
QUESTCOR PHARMACEUTICALS INC	Common stock	9,610	399,584
RTI INTERNATIONAL METALS INC	Common stock	9,189	213,277
REALPAGE INC	Common stock	25,402	641,909
RUE21 INC	Common stock	9,459	204,314
SXC HEALTH SOLUTIONS CORP	Common stock	16,385	925,425
SALIX PHARMACEUTICALS LTD	Common stock	15,025	718,946
ULTA SALON COSMETICS & FRG INC	Common stock	6,428	417,306
ULTIMATE SOFTWARE GROUP INC	Common stock	11,913	775,775
UNDER ARMOUR INC CL A	Common stock	5,828	418,392
UNITED THERAPEUTICS CORP DEL	Common stock	5,828	275,373
VERIFONE SYSTEMS INC	Common stock	18,145	644,510
VOLCANO CORP	Common stock	8,027	190,962
WABTEC	Common stock	6,165	431,242
Brokerage Link**	Participant directed accounts including certain Fidelity investment funds		20,199,353

			$579,474,149

**	Represents party in interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Devon Energy Incentive Savings Plan

Date: June 28, 2012	/s/ Frank W. Rudolph
Frank W. Rudolph
Executive Vice President Human Resources